Stolt Offshore S.A.                          [Graphic omitted]

               Stolt Offshore S.A. Repositions its NAMEX Operation
                      to Focus Exclusively on SURF Segment

London, England - April 12, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today that it has agreed to sell the Inspection, Maintenance and Repair (IMR) and Conventional assets that form part of its North America and Mexico (NAMEX) business to Cal Dive International, Inc. (NASDAQ NM
CDIS), for $125 million in cash.

The disposals enable the Company to focus on its core expertise of deepwater Subsea Umbilicals, Risers and Flowlines (SURF) in this region. The sale is subject to regulatory approval.

The sale includes the seven ships(1) that work in the IMR segment; the Seaway Kestrel, a diving support and reel pipelay ship; the DLB 801 pipelay barge; and the shore support bases at the Port of Iberia and at Fourchon in Louisiana.

Stolt Offshore has made commercial arrangements to charter the Seaway Kestrel and the DLB 801 back from Cal Dive to complete the ongoing Trinidad pipelay projects in 2005.

Stolt Offshore will maintain and further develop a strong permanent presence in Houston with a team of project management and engineering staff focused both on regional SURF activities and on Group projects. The Company expects to grow this experienced team to undertake international SURF projects. Certain employees who have until now worked with the IMR and Conventional assets will have the opportunity to transfer to Cal Dive.

Tom Ehret, Chief Executive Officer, said "Over the last year, we have considered ways to refocus our NAMEX business on its most promising segment. The sale that we are announcing today provides the best option for us to concentrate on the developing Gulf of Mexico deepwater market for SURF, our core area of expertise. In addition, this move enables us to significantly increase the global human resource base which is dedicated to the increasing volume of SURF work in the market.

We thank all our employees who are involved in NAMEX Conventional and IMR activities, for their work with Stolt Offshore and wish them every success."

(1) IMR ships being sold are: Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver and American Liberty.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
Contacts:
Julian Thomson/Deborah Keedy               Patrick Handley (UK)/Ellen Gonda (US)
Stolt Offshore S.A.                        Brunswick Group
UK +44 1932 773764 or +44 1932 773767      UK +44 207 404 5959
US  +1 877 603 0267 (toll free)            US +1 212 333 3810
julian.thomson@stoltoffshore.com           phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com            egonda@brunswickgroup.com